Exhibit 99.1.1

Exhibit A

(Attached)

THE COMPANIES LAW, 5759-1999

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

1.	Preamble

1.1	In these Articles, unless the written text requires another interpretation, words and expressions defined in the Companies Law 5759-1999 (hereinafter: “the Companies Law”), and in any amendment thereto shall have the same meanings ascribed to them therein. Where it has been stipulated in these Articles that any matter shall be subject to and in accordance with the provisions of the Companies Law, the meaning is to the provisions of the Companies Law as in force at that date and as amended from time to time. Words in the singular shall include the plural and vice versa; words in the masculine gender shall include the feminine gender and vice versa; and reference to a person shall also include corporate bodies and vice versa.

1.2	The headings used in these Articles are for convenience only and shall not affect the construction of these Articles.

1.3	Where it has been stipulated in these Articles that any of the provisions hereof shall be applicable subject to the provisions of the Ordinance and/or subject to the provisions of the Companies Law and/or subject to the provisions of any law, the meaning is to the provisions of the Companies Ordinance and/or to the provisions of the Companies Law and/or to the provisions of any law, which may not be contracted out, unless the context requires otherwise.

1.4	The provisions which may be contracted out in the Companies Law shall apply to the Company, to the extent that it has not been stipulated otherwise in these Articles and insofar as there is no contradiction between the provisions in the Companies Law and the provisions of these Articles.

2.	Amendments to Articles of Association

The Company may amend the provisions of these Articles by resolution adopted by an ordinary majority of the participating shareholders of the Company.

3.	Aims

The aims for which the Company is established are: to engage in any legal business.

4.	Donation

The Company may donate reasonable amounts to a worthy purpose, even if such donation is not within the framework of business considerations of maximizing profits.

5.	Registered Share Capital

5.1.	The registered share capital is 1,000,000,000 ordinary shares of no par value. The rights attached to the Company’s shares shall be the rights set forth in these Articles and maybe changed in the manner set forth in these Articles.

5.2.	The ordinary shares shall confer their holders all the rights conferred upon a shareholder, including the right to receive notices of, and to attend and vote at General Meetings of the Company, the right to receive dividends and any other bonus of the Company, and a share in the distribution of any surplus assets of the Company upon its liquidation, all as set forth in these Articles.

6.	Shareholders’ Liability

The liability of the Company Shareholders is a liability limited by shares.

7.	Share Certificate

7.1.	Share certificates will be issued and bear the signatures of those authorized by the Company’s Board of Directors and under the Company seal. Share certificate will only be issued in the name of the shareholder. No bearer shares will be issued.

7.2.	Each shareholder shall be entitled to receive one share certificate for all the shares registered in his or its name, specifying the number of shares for which such certificate was issued and to be registered in the Shareholders’ Register as holder thereof, unless the terms of allocation of such shares provide otherwise. If the consideration for a share certificate has not been paid in full, it shall remain as a deposit with the Company until full payment thereof.

7.3.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholders’ Register from amongst such joint holders.

7.4.	If a share certificate is defaced, lost or destroyed, the Company may issue another certificate to replace such defaced, lost or destroyed certificate, upon payment of such fee and upon such terms as to the furnishing of evidence of such loss or defacement and such indemnity for damages, as the Board of Directors may deem appropriate.

8.	Shares

8.1.	Subject to the provisions of any law, the Company may issue shares with equal rights or with prior or later rights with respect to the existing shareholders, to issue redeemable preferential shares and redeem the same and determine in the manner set forth in the law from time to time shares with restricted, special or other rights, or with restrictions in respect of dividends distribution, voting rights, capital settlement, or in respect of other matters. The Company shall not issue bearer shares.

8.2.	The Company may at any time, unless the terms of such share class provide otherwise, convert, broaden, add, abrogate or otherwise alter the rights and provisions related or unrelated to any class of its shares, if the Company obtains a consent for such from the holders of all the issued shares of such class, or as determined at an extraordinary general meeting of the shareholders of such class, and all in the manner and form provided in the Companies Law from time to time and subject to the provisions of any law.

8.3.	The provisions in these Articles pertaining to General Meetings shall apply, mutatis mutandis, as the case may be, to each such extraordinary general meeting.

8.4.	The unissued shares in the share capital shall be under the control of the Board of Directors, and the Board of Directors may allocate the unissued shares or grant an option to purchase same, against cash or for such other consideration which is not cash, with such conditions, to such persons, and on such dates as the Board of Directors shall deem appropriate, and also differentiate between the shareholders regarding all such conditions. If under the terms of issue of any shares, payment of the consideration for the share, in whole or in part, is made in installments, then each such installment shall be paid to the Company on the due date for payment thereof by the person who is the registered shareholder of the shares at that time or by the person to whom such shares were allocated for the first time, as shall be elected by the Board of Directors of the Company.

8.5.	The Company shall not be required to first offer shares from additional future issues, if any, to the existing shareholders of the Company.

8.6.	Except as otherwise provided in these Articles and/or in the provisions of any law, the Company shall be entitled, at the discretion of its Board of Directors, to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not be obligated to recognize any equitable or other claim regarding such share, or regarding a benefit or interest in such share on the part of any other person, except as ordered by a court of competent jurisdiction or as provided in the law.

8.7.	The Company may at any time pay commission to any person for his unconditional or conditional singing or consent to sign any share or debenture of the Company, or for his consent to underwrite, whether unconditionally or conditionally, any share or debenture of the Company, in such rate as determined by the Board of Directors, which is not in excess of the rate stipulated from time to time under any law.

9.	Calls for Payment: Forfeiture of Shares, Shares Charge

9.1.	The Board of Directors may, from time to time, at its discretion, make such calls for payment upon the shareholders and modify such calls, for the payment of any amounts yet unpaid in respect of the shares held by each of the shareholders, and which is not, by the terms of issue thereof, payable at fixed time/s, and each shareholder must pay the Company the amount of the call made upon him, at the time, in the amount and place designated by the Board of Directors.

9.2.	Notice of any call for payment shall be given not less than seven calendar days prior to the time of payment fixed in such notice, and shall specify the place of payment. Prior to the time for any such payment fixed in such notice of a call given to a shareholder, the Board of Directors may revoke such call or extend the time fixed for payment of such call.

9.3.	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share.

9.4.	If by the terms of issue of any share or otherwise, any amount is made payable at a fixed time or by installments at fixed times, either at par on account of the share amount, or at a premium, each such amount or installment shall be payable as if it were a call duly made and of which due notice has been given, and all the provisions in these Articles with respect to calls for payment shall apply to such amount or such installment.

9.5.	If an amount of a call for payment or installment has not been paid on the due date for payment thereof, the person who at that time is the holder of the share for which the call for payment has been made, must pay interest on the aforesaid amount, at the rate determined by the Board of Directors from time to time, if any, from the day set for its payment until the day it is actually paid, this, without derogating from the right of the Company to demand the payment owing to the Company from any other entity that has undertaken to pay such payment, even if such entity is not the shareholder at that time.

9.6.	The Board of Directors may accept from any shareholder wishing to advance payment of any amount of money the payment of which has not yet been called or which is not yet due and may pay such shareholder interest for that advance, or part thereof, until the day on which payment of that amount would have been due had such amount not been paid it in advance, at a rate agreed between the Board of Directors and such shareholder, and in accordance with the provisions of any law.

9.7.	If the shareholder fails to pay an amount payable by virtue of a call or a payment installment before the day fixed for payment of the same, the Board of Directors may, at any time after the day fixed for such payment, so long as such amount or any installment thereof remains unpaid, give notice to such shareholder and demand settlement of such amount or installment, within at least 7 calendar days from the date of notice, together with the interest which may have accrued and all the expenses that were incurred by the Company as a result of such non-payment. The notice will state that in case of non payment, the Company may forfeit the shares in respect of which the call for payment was made or the date of payment of an installment has arrived.

9.8.	If the requirements included in said notice are not complied with, then at any time thereafter, prior to the payment of the call for payment or the installment, interest and expenses owing in respect of these shares, the Board of Directors may, by a resolution to that effect, forfeit the shares in respect of which such notice has been served. Such forfeiture will include all the dividends, bonus shares and other rights declared in respect of the forfeited shares that were not actually paid prior to the forfeiture.

9.9.	Any share thus forfeited will be deemed property of the Company and the Board of Directors may sell, re-allocate, or otherwise dispose of such share or even waive such forfeiture, so long as such has not been disposed, and under terms determined at the discretion of the Board of Directors.

9.10.	Any shareholder whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall nonetheless be liable to pay to the Company all calls, installments, interest and expenses owing on account or in respect of such shares at the time of forfeiture, together with interest thereon from the time of forfeiture until actual payment date, at the rate determined by the Board of Directors and the Board of Directors may claim and collect from the shareholder all or part of such amounts.

9.11.	If the Company issues any shares, then the right of lien shall apply to the share certificate for any share with respect to which a full consideration has not been paid. Where any call for payment has not been complied with, the Board of Directors may cause the sale of such share, as it may deem appropriate.

9.12.	The Company shall have the right of a first charge and lien on all the shares registered in the name of each shareholder, excluding shares for which full consideration was paid, on all the dividends declared from time to time on such shares and on the proceeds of the sale thereof, for discharging all the debts and liabilities of such shareholder to the Company. In order to exercise the charge, the Board of Directors may sell the charged shares in the manner that the Board of Directors, at its discretion, deems appropriate: The registration by the Company of the transfer of those shares shall be considered as a waiver on the part of the Company on the charge of these shares.

9.13.	The net proceeds from each such sale, after payment of the sale expenses, shall serve for discharge of all the debts and fulfillment of all the obligations of the relevant shareholder and any excess, if any, will be paid to such shareholder or to the administrators of his estate or to person to whom such shareholder transferred such right.

9.14.	Upon the sale of shares after forfeiture or for the enforcement of a charge, by exercising the above vested powers, the Board of Directors may appoint any person to sign the deed of transfer of the sold shares and to register the purchaser in the Shareholders’ Register as the holder of the sold shares and after registration of the purchaser’s name in the Shareholders’ Register in respect of such shares, the validity of the sale shall not be subject to an appeal.

9.15.	No shareholder shall be entitled to receive any dividend or exercise any rights of a shareholder, including voting rights, until such shareholder shall have paid all calls made from time to time and applicable to his shares then due and payable (whether registered alone or jointly with any other person).

9.16.	A declaration signed by a director that a share has been forfeited, surrendered or sold by the Company by virtue of a charge, shall be conclusive evidence of the facts therein stated against all persons claiming to be entitled to any rights for the share. The purchaser of the share relying on the said declaration shall not be bound to ascertain that such sale proceedings, re-allocation or transfer were duly performed, or the extent of the consideration, and after his name has been registered in the Shareholders’ Register shall have full title for such share.

10.	Transfer of Shares and their Transmission

10.1.	The Board of Directors may, at its discretion, either approve or refuse to approve any transfer of shares in the Company for which the full consideration has not been paid to the Company, or with respect to which a right of lien exists.

10.2.	Where the Board of Directors has refused to approve a transfer of shares, it shall provide notice thereof to the transferor, by no later than 7 days from the date of receiving a deed of transfer. If the Board of Directors of the Company has not notified the transferor within 7 days as aforesaid, the Board of Directors shall no longer be able to refuse to approve the shares transfer.

10.3.	No transfer of shares shall be registered unless a proper deed of transfer has been delivered to the Company and signed by the transferor and the transferee. The Company may refuse to recognize the deed of transfer, unless it is accompanied by the share certificate, if such has been issued, for the transferred shares. The transferor shall be deemed as having remained the shareholder until the name of the transferee has been registered in the Shareholders’ Register in respect to the transferred share. The Board of Directors may demand any other proof for the transferor’s title to the shares or his entitlement to transfer the shares.

10.4.	The deed of transfer for the share shall be drafted in the following form or in form as similar as possible to it, or in a customary or acceptable form to be approved by the Board of Directors:

I, ______ of ___________, for consideration in the amount of NIS _________ paid to me by ________ of __________ (hereinafter: “the Transferee”), hereby transfer to the Transferee _______ shares of NIS ___ each, numbered ____ to ______ (inclusive) of the Company called _____, to be held by the Transferee, the administrators of his estate, his guardians and proxies, in accordance with the terms whereby I, the Transferee, his administrators of the estate, guardians and proxies held such shares immediately prior to signing this deed, and I, the Transferee, hereby agree to receive the aforesaid shares, in accordance with the aforesaid terms.

In witness whereof, we have set our hands on this __ day of the month of ___ year _______.

Transferor	Transferee

Witness to signature of the Transferor	Witness to signature of the Transferee

10.5.	The Board of Directors may suspend the registration of shares transfer for a period of up to the 14 last days preceding any General Meeting, provided that a notice to that effect has been provided to the shareholders, all subject to the provisions of any law.

10.6.	The deeds of transfer registered shall remain in the Company’s possession, but all the deeds of transfer that the Board of Directors has refused to register shall be returned on demand, to whomever delivered them, together with the share certificate (if delivered).

10.7.	The guardian and administrators of the estate of an individual shareholder who has died, or, when there are no administrators of an estate or guardians, the persons having the right as heirs of the deceased shareholder, will be solely recognized by the Company as having a right to the share that was registered in the name of the deceased.

10.8.	If a share is registered in the names of two holders or more, the Company shall only recognize the surviving partner or the surviving partners as the persons having the right to the share or to a benefit in the share.

10.9.	The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the trustee in bankruptcy or any receiver of a bankrupt shareholder as being entitled to the shares registered in the name of such shareholder, and to register him/them, at the exclusive discretion of the Board of Directors, as shareholder of such shares.

10.10.	Any person becoming entitled to shares due to the death of a shareholder, may, upon providing evidence of the probate of a will or appointment of a guardian or succession order, attesting the right of such person to the shares of the deceased shareholder, be registered as a shareholder by virtue of such shares, or may, subject to the approval of the Board of Directors under the provisions of these Articles, transfer these shares. The aforesaid shall not release the estate of the deceased from any undertakings with respect to the share.

11.	Modification of Capital

11.1.	“Resolution” in this Section, shall be adopted with the requisite majority as valid upon adoption of such Resolution. In the event that no express provision of the law exists, the requisite majority shall be the simple majority of the shares voting at the General Meeting of the Company.

11.2.	The Company may, from time to time, by a Resolution, increase its share capital by the creation of new shares, whether all the existing shares have been issued by that date or not, and any such increase shall be in such amount and shall be divided into shares of such nominal value or without nominal value, and determine the share classes, conditions and rights as the Resolution approving the creation of such shares shall provide.

11.3.	In accordance with its Resolution, the Company may, subject to the provisions of any law:

a.	Consolidate and re-divide its share capital.

b.	Divide, by means of a re-division of its existing shares, in whole or in part, its share capital, in whole or in part, into a greater number of shares of no par value. The Company may determine in the Resolution on the dividing of shares that some of the new shares created following such division shall confer the holders thereof preferred rights or a deferred rights, to the extent that the Company may confer preferred rights or a deferred rights to new shares or to unissued shares.

c.	To reduce its share capital in the same manner and on the same terms and upon receiving such required approval as the law as amended from time to time shall provide.

12.	Borrowing Powers

The Board of Directors may from time to time, at its exclusive discretion, borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions as it deems fit, and in particular by the issuance of guarantees, debentures, or any mortgages, charges or other securities on the whole or any part of the property or business of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

13.	General Meetings

13.1.	The Company shall hold an annual meeting at least once each year and no later than the end of fifteen months after the last annual meeting. Any General Meeting of the Company other than the annual meeting shall be referred to as a “special meeting”.

13.2.	The powers of the General Meeting shall be as provided in these Articles and in accordance with the Companies Law.

13.3.	The Board of Directors of the Company shall convene a special meeting according on its own decision and at the request of each of the following:

13.3.1.	Two directors or one quarter of the all directors then in office, whichever is lower.

13.3.2.	One shareholder, or more than one, holding no less than five percent of the voting rights in the Company.

13.4.	The agenda of the General Meeting shall be determined by the Board of Directors and include subjects for which the convening of a special meeting is required under Article 13.3 above.

13.5.	Notice of a General Meeting will be published at least 21 days prior to its convening. The notice shall state the place, date and time of the General Meeting as well as the items on its agenda, setting forth in reasonable detail the subjects for discussion. There is no requirement under these Articles, to serve a personal notice in advance to each shareholder registered in the Shareholders’ Register.

13.6.	No discussion is to be opened in a General Meeting and no resolution is to be adopted unless a quorum is present. In a General Meeting (both ordinary and extraordinary) a quorum shall be constituted when at least two shareholders, whether in person or by proxy who hold together at least one third of total voting rights in the Company shall be present, unless otherwise required under any law.

13.7.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon request under the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such other day and/or time and/or place as the Board of Directors shall determine in a notice to the shareholders. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, then the meeting shall be held with any number of participants for discussion and adoption of resolutions in the subjects for which such meeting was called.

13.8.	In a General Meeting only resolutions regarding matters which were included in the agenda shall be adopted.

13.9.	The chairman of the General Meeting shall be the person elected by the General Meeting, if no such chairman is elected, or should he fail to be present after fifteen minutes from the time set for the meeting, the chairman shall be - the chairman of the Board of Directors.

13.10.	The chairman may, with the agreement of the General Meeting in which a quorum is present, adjourn the meeting from time to time and from place to place, and has a duty to adjourn it if so ordered by the meeting. Notwithstanding the above, at the adjourned meeting, no matters may be discussed other than those matters in which the discussion was not concluded in the meeting in which the adjournment was resolved. The shareholders of the Company shall be duly notified of the adjournment and on the matters on the agenda of the adjourned meeting.

13.11.	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any general meeting of the holders of a particular class of shares of the Company.

13.12.	Subject to the provisions of any law, a defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition laid down in the Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions which took place thereat.

14.	Voting of Shareholders

14.1.	Subject to the provisions of any law, resolutions of the Company at its General Meetings shall be deemed to have been approved if adopted by a simple majority at least of the votes of the shares voting at the General Meeting.

14.2.	The chairman of a General Meeting shall not have a casting or additional vote.

14.3.	Every question submitted to the General Meeting shall be decided by a show of hands and/or by written ballot, subject to the provisions of the Companies Law and by such manner, at the time and in the place as directed by the chairman of the meeting.

14.4.	A declaration by the chairman that a resolution at the General Meeting has been rejected or carried, either unanimously, or carried by a particular majority, shall constitute prima facie evidence of the matters recorded therein.

14.5.	In a voting at a General Meeting every shareholder, present in person, or by proxy, or by means of a written proxy, shall have one vote for each share held by him and entitling a voting right.

14.6.	A corporation being a shareholder of the Company may duly authorize in writing any person it shall deem appropriate to be its representative at any meeting of the Company. The person so authorized shall be entitled to exercise on behalf of such corporation all the powers that the corporation could have exercised if it were an individual shareholder.

14.7.	In the case of joint holders of a share, the vote of the head of partners, given in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, the question who the head of partners is shall be determined based on the order in which the names are recorded in the Shareholders’ Register.

14.8.	Subject to the provisions of any law, shareholders may vote either in person or by proxy, or, in the case of a corporation - by a representative in accordance with Article 14.6 above, or by a duly authorized proxy as provided hereinafter, provided that the instrument appointing the proxy or representative is delivered to the Company or to the chairman of the meeting at least 48 hours prior to the time of voting.

14.9.	Any instrument appointing a proxy shall be signed by the appointer or by its attorneys duly empowered in writing for this purpose, or, if the appointer is a corporation, the appointment will be made by a written instrument duly signed by its authorized attorney. The Company may request any reasonable information required for the examining the contents of the instrument of appointment of the proxy or representative.

14.10.	Any instrument of appointment of a proxy, whether for a meeting that is indicated especially or otherwise, shall be, to the extent that the circumstances allow, in the following form:

“I, ________, of ________, a shareholder in ______ Ltd., hereby appoint Mr./Mrs. ________, of _________, or in his/her absence, Mr./Mrs. _______, of _________, to vote for me and on my behalf in the General Meeting of the Company which will be held on ______, and in any adjourned meeting of this meeting.

In witness whereof, we have set our hands in ________ on this __ day of the month of __________ year __________,

14.11.	A vote in accordance with the provisions of the instrument appointing a proxy shall be valid in spite of the death of the appointer, or cancellation of the power of attorney, or transfer of the share in respect of which such vote was made, unless notice in writing of the death, the cancellation or the transfer, has been received at the office of the Company or by the chairman of the meeting prior to the vote.

14.12.	The Board of Directors and a shareholder may request that the shareholders act as a proxy - subject to the provisions of the Companies Law and any law applicable from time to time.

14.13.	An instrument of appointment of the proxy shall be valid also with respect to any adjourned meeting of the meeting to which the instrument of appointment refers.

15.	Board of Directors

15.1.	The number of members in the Board of Directors of the Company will be determined from time to time by the Company by resolution at the General Meeting, until determined otherwise by the General Meeting, the number of members in the Board of Directors will be not less than three and will not exceed ten.

15.2.	A corporation may serve as member in the Board of Directors of the Company. A corporation serving as a director in the Company may appoint an individual who is qualified to be appointed as a director in the Company, to serve on its behalf, and may replace such director, all subject to the duties owed by the corporation to the Company. The name of the individual serving on behalf of the corporation shall be entered in the directors’ register, as someone serving in the name of such corporation and the duties applicable to the corporation shall apply, jointly and severally, on the director.

15.3.	The members of the Board of Directors shall be appointed by resolution of the General Meeting, that may from time to time:

a.	Remove any Board of Directors’ member from office and appoint another member in his/its place, provided that a reasonable opportunity is given to the director to express his opinion before the General Meeting:

b.	Appoint an additional member to the Board of Directors or another member to the Board of Directors instead of the member whose office has been vacated for any reason whatsoever.

15.4.	Each appointment and removal of members of the Board of Directors shall become effective on the date of the resolution, or at a later date as resolved by the General Meeting.

15.5.	Apart from the external directors and the disinterested directors, a member of the Board of Directors may, by notice to the Company, appoint an alternate for himself (“Alternate Director”), remove such Alternate Director from office and appoint another Alternate Director in his place and appoint a director instead of the Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Each such appointment shall become effective from the date specified in the appointment notice but not earlier than the date such notice is delivered to the Company.

15.6.	Any person or corporation may be an Alternate Director if such person or corporation is qualified to serve as a director of the Company, if such person is not a director in the Board of Directors of the Company or serves as an Alternate Director in the Board of Directors of the Company. An Alternate Director shall have, subject to the provisions of the deed of appointment whereby he was appointed – all of the powers vested in the member of the Board of Directors for whom he is serving as Alternate.

15.7.	The office of an Alternate Director shall be terminated upon his removal from office under the provisions of Article 15.6 above, if the office of the member of the Board of Directors who appointed him as his alternate is vacated for any reason, or upon the occurrence of one of the events set forth in the following sub Articles (15.9 a-h) in relation with such Alternate Director.

15.8.	Any Board of Directors’ member who has ceased to serve in office will be eligible for re-appointment.

15.9.	A member of the Board of Directors, including the first director, shall continue to hold his office until one of the following events occurs:

a.	If removed under Article 15.3.

b.	Upon his death, or if he is a company - upon its winding-up or striking off from the register of companies.

c.	If found to be legally incapacitated

d.	If declared bankrupt, or reached a compromise with his creditors in bankruptcy proceedings.

e.	If resigned by written notice to the Company.

f.	Upon expiry of the tenure determined for his office.

g.	If he was convicted of a crime constituting an act of moral turpitude or a felony as provided in section 226 (a)(1) or (3) of the Companies Law during the term of office (subject to any law, such conviction shall not prevent a re-election of such member to the Board of Directors by the General Meeting).

h.	In accordance with the decision of the court under section 233 of the Law.

15.10.	So long as the Alternate Director holds his office/position, he shall be entitled to receive notices about meetings of the Board of Directors and to participate and vote at such meetings as if he were a member of the Board of Directors. Shall have all the rights, obligations and duties of a member of the Board of Directors in which he serves as an Alternate Director. An Alternate Director shall not be entitled to vote at any meeting in which the director appointing him as Alternate Director is present.

15.11.	If one of the members is not appointed to the Board of Directors, or if an office of a member of the Board of Directors is vacated, the remaining members of the Board of Directors may continue to act on any issue, as long as their number does not fall below the minimum legal number of directors provided for the time being for Board of Directors meetings. In the event the number of directors has fallen below the legal quorum, the remaining directors may appoint immediately or at any future date, additional director or directors who shall hold office until the next annual meeting, provided that the total number of Board of Directors’ members does not exceed ten.

15.12.	A member of the Board of Directors shall not be required to hold any qualification shares.

15.13.	Members of the Board of Directors, Alternate Directors and attorneys of members of the Board of Directors shall receive remuneration from the Company’s funds, in accordance with the provisions of the law and subject to the receipt of all approvals as required under the law. The Company may reimburse the directors, their alternates or attorneys for reasonable expenses, for travel, subsistence meal or accommodation expenses and other expenses in connection with their participation in the Board of Directors’ meetings and the discharge of their duties.

15.14.	If a director becomes aware of any matter pertaining to the Company that may involve an alleged violation of law or harm the ordinary course of business, he shall promptly act to convene a meeting of the Board of Directors.

16.	Proceedings of the Board of Directors

16.1.	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings, all as resolved by the Board of Directors. Unless otherwise decided by the General Meeting of the Company by ordinary resolution, a quorum at the meetings of the Board of Directors shall be constituted by the presence of a majority of members of the Board of Directors, then in office. A member of the Board of Directors who has a Personal Interest, as such term is defined in the Companies Law, shall be taken into account for the purpose of establishing the quorum requirements notwithstanding such Personal Interest.

16.2.	The Board of Directors shall convene for meetings as per Company needs, and at least once every three months. A member of the Board of Directors, or the Company Secretary, may at any time convene a meeting of the Board of Directors.

16.3.	Without derogating from the above, the chairman of the Board of Directors shall be required to convene the Board of Directors, under such circumstances that require the convening of the Board of Directors under the Law.

16.4.	Prior notice of a Board of Directors’ meeting shall be given to all members of the Board of Directors, at least forty eight (48) hours before the time set for the meeting, unless the chairman of the Board of Directors is of the opinion that such meeting is ought to be convened with a shorter notice, at his discretion, and provided that the delivery date is reasonable under the circumstances of the matter (such notice may be delivered by letter, telegram, telex, facsimile, Email, telephone, orally or by any other means of communication).

16.5.	Notwithstanding the foregoing, the Board of Directors may, with the consent of all of the directors, convene a meeting without notice.

16.6.	The chairman of the Board of Directors shall determine the agenda of Board of Directors’ meetings, that will include:

a.	Matters determined by the chairman of the Board of Directors;

b.	Such matters as determined in Article 16.3 above;

16.7.	The notice on the convening of a meeting of the Board of Directors will state the time and place of the meeting and reasonably detailed information on the items on the agenda.

16.8.	Notice with respect to a meeting of the Board of Directors may be delivered to the address of the director as informed in advance to the Company, unless the director requested to receive the notice at such other place.

16.9.	The Board of Directors may hold meetings by the use of any means of communication, provided, that all the directors participating in the meeting can hear each other simultaneously. If resolutions have been adopted in such meetings, the chairman shall keep a written record of such resolutions and sign the minutes.

16.10.	Any notice on a meeting of the Board of Directors may be delivered orally, by telephone, in writing, by Email, fax or other means of communication, provided that the notice is delivered at least 24 hours prior to the date set for the meeting, unless all of the members of the Board of Directors agree to a shorter notice.

16.11.	The Board of Directors shall elect one of its members to serve as chairman. The chairman of the Board of Directors shall preside at every meeting of the Board of Directors. If there is no chairman or if at any meeting the chairman is not present within 15 minutes after the time fixed for holding the meeting or is unwilling to take the chair, the Board of Directors’ members present at the meeting shall choose someone of their number to be the chairman of such meeting.

16.12.	Questions arising at any meetings of the Board of Directors shall be decided by a majority of votes. The chairman of the Board of Directors’ meeting, either the chairman of the Board of Directors, or any other member of the Board of Directors, shall not have an additional or casting vote.

16.13.	The Board of Directors may for a specific matter, save for such matters set forth in the Companies Law which may be delegated for recommendation purposes only, delegate its powers or part thereof to committees comprised of two or more directors, as it shall deem appropriate, and may, from time to time, annul, broaden or restrict this delegation of power. Each such committee shall include external directors and/or disinterested directors in accordance with any law.

16.14.	The meetings and actions of each committee so formed shall be conducted in accordance with the provisions of these Articles dealing with the meetings and actions of the Board of Directors, mutatis mutandis, and in accordance with the instructions issued by the Board of Directors from time to time. Subject to the provisions of the Companies Law, a resolution that was adopted or an act performed at a Board of Directors’ committee shall be treated as a resolution adopted or an act performed by the Board of Directors.

16.15.	A resolution adopted at a meeting of the Board of Directors convened without complying with the pre-required conditions for convening same may be revoked under the terms set forth in the Companies Law, as amended from time to time.

16.16.	Without derogating from the generality of the above stated in Article 16.8, the Board of Directors may revoke a resolution adopted by a committee appointed by it, however, nothing in the aforesaid revocation shall serve to impair the validity of a resolution of a committee on which the Company acted, in respect of any other person, who was not aware of such revocation.

16.17.	A resolution in writing, signed by all of members of the Board of Directors or to which all the members of the Board of Directors have agreed, by letter, Email, facsimile, telephone call or any other means of communication, or which was granted, also in a later date, a written approval of the parties to the call, shall have the same effect for any purpose whatsoever as if adopted by a meeting of the Board of Directors duly convened and held.

16.18.	The Board of Directors may exercise all the authorities and powers and do all the acts and deeds which the Board of Directors is authorized to do or which it is required to do under the Companies Law and/or these Articles. The Board of Directors shall be subject to the provisions of the Companies Law, these Articles and any Article, to the extent such does not contradict such provisions and Articles, determined by the Company in the General Meeting, provided that no such Article shall revoke the legal effect of a deed which has been done earlier by the Board of Directors, or in accordance with its instructions, which was valid had such Article not been enacted.

16.19.	The Board of Directors may ratify any act which was within the powers of the Board of Directors at the time of approval of such act. The General Meeting may ratify any act of the Board of Directors and/or of any committee of the directors undertaken without authority or overstepping their powers or which are otherwise flawed. Following the ratification, any act ratified as aforesaid shall be deemed to have been duly done from the beginning.

16.20.	No directorship in the Company shall disqualify such director from engaging in any business and/or from holding any position, either with the Company, or any of its subsidiaries, or any corporation in which the Company has interests or any corporation related in any manner to the Company. Nothing in the above shall derogate from the duties of such member of the Board of Directors to report to the Company about his personal interest in the business of the Company as required under the law.

17.	The General Manager

17.1.	Subject to the provisions of the Companies Law, the Board of Directors shall appoint one or more persons as General Manager or Managers of the Company, either for a fixed period of time or without limitation of time, and the Board of Directors may, subject to the provisions of any contract with such General Manager, remove or dismiss the General Manager from office and appoint another or others instead, and determine the remuneration and terms of his employment.

17.2.	The Board of Directors may instruct the General Manager on how to act in a specific matter, and if the General Manager does not follow such instruction, the Board of Directors may act in order to exercise the authority required to perform such act by itself in his stead.

17.3.	The General Manager shall have full managerial and operational powers which have not been vested by the Companies Law or by these Articles in another organ of the Company and shall be responsible for the day-to-day management of the affairs of the Company within the framework of the policies determined by the Board of Directors, and subject to the supervision of the Board of Directors and shall report thereto under the provisions of any law.

17.4.	The General Manager may, with the Board of Directors’ approval, delegate some of his powers to another who is subordinate to him.

17.5.	Subject to the provisions of any law which cannot be stipulated against, the remuneration of the General Manager shall be determined from time to time by the Board of Directors, and may be in the form of a fixed salary or commission on dividends, or in any other manner determined by the Board of Directors.

18.	Transactions with Interested Parties

18.1.	Whenever a duty of disclosure applies to any Officeholder or Interested Party, as such terms are defined in the Companies Law, to disclose information the Company under any law, such Officeholder or Controlling Shareholder shall disclose to the Company any matters which are required in order to comply with such duty.

18.2.	Whenever a special approval is required for a transaction of the Company, such approval shall be obtained by all the corporate organs, as required under the law and in accordance with the provisions thereof.

18.3.	For transactions which are not Extraordinary Transactions, as such term is defined in the Companies Law, which involve Officeholders of the Company and/or Officeholders who have a personal interest in the transaction, no approvals shall be required from any of the Company’s organs, for execution of such transaction. Notwithstanding the foregoing, for transactions which are not Extraordinary Transactions, which involve Officeholders of the Company and/or Officeholders who have a personal interest in the transaction, having an aggregate scope exceeding $10,000, or where such transaction involves the employment of a certain individual, the prior and/or retroactive approval of the Company’s Audit Committee and/or any other entity empowered for this purpose by the Audit Committee shall be required.

19.	Shareholders’ Register

19.1.	The Company shall maintain a Shareholders’ Register open to the inspection of any person and record therein the following details:

a.	The names, identity numbers and addresses of the shareholders, the amount of shares of class held by each shareholder (indicating the serial number of each share, if any), the nominal value of the share (if any) and the unpaid amount, if yet unpaid, on account of the consideration stipulated for such share.

b.	The date of allocation of the shares or the dates of their transfer to the shareholder, as the case may be.

c.	Any other details which the Company is required to record under any law in the Shareholders’ Register.

19.2.	The Company may, considering the provisions of any law, maintain an additional register in any other country. If such additional register is maintained by the Company, the principal register shall indicate the number of shares registered in the additional register and their numbers, if numbered.

20.	Minutes

20.1.	The Board of Directors shall cause that Minutes are recorded and duly entered in the books provided for that purpose, concerning:

a.	The names of members of the Board of Directors present in each meeting of the Board of Directors and each meeting of a committee thereof.

b.	The names of the shareholders who participate in any General Meeting.

c.	The instructions given by the Board of Directors to the committees of the Board of Directors.

d.	Resolutions and summary of deliberations at the General Meetings, Board of Directors’ meetings and Board of Directors’ committees.

e.	All such other details or details which are required to be entered in the Minutes under the provisions of any law and/or these Articles.

20.2.	Each such Minutes of a meeting of the Board of Directors, or a meeting of a committee thereof, or a shareholders’ meeting of the Company, if purporting to be signed by the chairman of the meeting or by the chairman of any of the next succeeding meetings, shall constitute prima facie evidence of the matters recorded therein.

21.	Signatory Rights

21.1.	The Board of Directors may empower any person or persons (even if they are not members of the Board of Directors) to act and/or sign on behalf of the Company, with or without the Company stamp, and the actions and signatures of that person or those persons on behalf of the Company shall bind the Company, if and to the extent that they have acted and signed within the scope of the authority so given to them by the Board of Directors.

22.	Secretary, Employees, Contractors and Attorneys

22.1.	The Board of Directors, and if duly authorized to do so also the General Manager, may from time to time appoint a Secretary for the Company, as well as employees, agents, contractors, consultants and attorneys for such positions as the Board of Directors deems fit, and determine their powers and terms of employment, at its exclusive discretion, for a fixed period or temporarily, all at its exclusive discretion, and may terminate the service of any such person, at any time, at its exclusive discretion. Subject to the provisions of these Articles, the Board of Directors or the General Manager shall decide as to the powers and duties, as well as the salaries and emoluments of such persons, and may require appropriate securities in such cases and in such amounts as they deems fit.

23.	Distribution

The Company may make a distribution, including a distribution of dividends and repurchase of shares, as such term is defined and as detailed in the Companies Law.

24.	Dividend and Reserve Fund

24.1.	The Company’s resolution regarding a distribution shall be adopted at the Board of Directors of the Company that will also determine the effective date with regard to the entitlement to receive a dividend.

24.2.	The Board of Directors may, before reaching a decision as to the scope of distribution, set aside out of the profits of the Company such sums, as it thinks proper, as reserve fund, for such purposes as the Board of Directors, at its exclusive discretion, determines as expedient for the business of the Company, and may invest any such amounts in such investments as it shall deem fit and from time to time deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company, and may distribute such reserve fund to specials funds, as it shall deem fit, and apply any such reserve or any part thereof in the business of the Company, without being bound to keep the same separate from other assets of the Company.

24.3.	Subject to any preferential rights available, if any, to the shareholders of such or other class and the provisions of these Articles concerning a reserve fund, the dividends shall be distributed and paid to the shareholders registered in the Shareholders’ Register on the “X” date determined as the effective date for distribution of dividends, in proportion to their holdings in the Company. No dividend shall be paid on shares for which the consideration has not been fully paid up to the Company.

24.4.	If no other instructions were given, any dividend may be paid by check or payment orders to be mailed to the address of a shareholder or of the person entitled thereto, as registered in the Shareholders’ Register, or, in the case of joint registered owners, to such shareholder named first in the Shareholders’ Register regarding the joint ownership. Every such check shall be made out to the order of the person to whom it is sent. The receipt of the person whose name was registered on the “X” date in Shareholders’ Register as the holder of any share or, in the case of joint holders, of one of the joint holders, shall serve as a release with respect to all payments made in connection with that share. The directors may invest any dividend not claimed for one year after declaration thereof, or otherwise use it for the Company’s benefit until it is claimed. The Company shall not pay interest and/or linkage for a dividend or interest not paid.

24.5.	The Board of Directors which decides on the distribution of a dividend may decide that the dividend shall be paid, in whole or in part, by way of a distribution of specific assets and/or bonus shares, and in particular by way of distribution of fully paid up shares, debentures or securities of another company, or by one or more such ways.

24.6.	Subject to the provisions of any law, the Board of Directors may decide that any moneys or other assets, forming part of the undivided profits of the Company, standing to the credit of the reserve fund, or to the credit of a reserve fund for the redemption of capital, or for a revaluation fund for real estate properties or other assets of the Company, or any other fund or moneys or assets in the control of the Company and available for distribution of dividends under the law, or representing premiums received on the issuance of shares and standing to the credit of the share premium account - to be capitalized and distributed among such of the shareholders as would be entitled to receive the same in accordance with the determination of the Board of Directors, if distributed by way of dividend, and in the same proportion: and that any such fund so becoming capitalized or part thereof shall be applied for payment, as determined in the decision - for shares, bonus shares or debentures of the Company which were not yet issued, that will be distributed, respectively as aforesaid, or for full or partial discharge of any uncalled liabilities for payment for the issued shares or debentures: and that any distribution or discharge is accepted by such shareholders in full satisfaction of their share in the said capitalized fund.

24.7.	In order to give effect to any resolution in connection with Article 24.6 above, the Board of Directors may resolve any difficulty that shall arise with respect to such distribution, in such way as it shall deem proper, and in particular determine the value of a certain property for purposes of distribution and may decide that payment in cash shall be made to shareholders on the basis of value decided for that purpose, or that fractions the value of which is less than the nominal value, if such nominal value was determined, shall not be taken into account, for the purpose of adjusting the rights of all the parties and the Board of Directors may deposit any such cash or assets with trustees against securities, for those persons entitled to a dividend or capitalized fund, as the Board of Directors shall see fit: Wherever required under any law, a contract shall be duly entered and the Board of Directors may appoint a person to execute such contract in the name of the persons entitled to any dividend or capitalized fund and such an appointment shall be valid and effective.

24.8.	The Board of Directors may deduct from any dividend or moneys or other assets payable with respect to shares held by such shareholder, either as the sole owner thereof or jointly with another shareholder, all the amounts due from such shareholder, alone or together with others, to the Company, on account of calls for payment or any other reason.

25.	Books of Account

The Board of Directors shall cause that correct books of accounts are kept in accordance with the provisions of any law. The books of account shall be kept at the registered office of the Company, or at such other place or places, as the Board of Directors think fit, and shall always be open to the inspection of the Board of Directors’ members. No shareholder of the Company who is not a member of the Board of Directors shall have a right to inspect all or any of the Company’s books or documents, unless granted such right under any law, or if so permitted by the Board of Directors, or by the Company by means of an ordinary resolution at the General Meeting.

26.	Accountant Auditor

26.1.	The Company shall appoint at each annual meeting an Accountant Auditor to audit the Company’s accounts and the correctness of the annual financial statement and to provide any other services at the request of the Company.

26.2.	The Accountant Auditor shall be appointed at the annual meeting of the Company, and the meeting may appoint such Accountant Auditor to serve in office for a period not exceeding the conclusion of three annual auditing activities. This provision shall also apply with respect to appointment of the first Accountant Auditor by the Board of Directors. The tenure of the Accountant Auditor shall terminate in accordance with the provisions of the Companies Law.

26.3.	The fees of the Accountant Auditor for performing the auditing activities and for other services provided to the Company will be determined by the Board of Directors. The Board of Directors shall report to the annual meeting regarding the fees of the Accountant Auditor.

27.	Audit Committee

The Board of Directors of the Company shall appoint the members of the Audit Committee from amongst its members. The composition of the Audit Committee and its duties and powers shall be as provided in the Companies Law, as amended form time time.

28.	Officeholders’ Indemnity, Insurance and Exemption

28.1.	Officeholders’ exemption - The Company may exempt an officeholder, in advance, or retroactively, of his liability, in whole or in part, due to damage which it incurs as a result of the breach of the duty of care towards the Company, to the maximum extent allowed under any law as amended from time to time, provided that the Company will not exculpate its directors or office holders with regard to a decision and/or a transaction that the Company’s controlling shareholder and/or any directors or office holder of the Company has personal interest in.

28.2.	Officeholders’ Indemnification

28.2.1.	The Company may indemnify an officeholder of the Company to the maximum extent allowed under any law, as amended from time to time. Without limiting the generality of the foregoing, the following provisions shall apply.

28.2.2.	Subject to the provisions of any law, the Company may indemnify any of its Officeholders due to any liability or expense imposed on the Officeholder as a result of an act which was performed by virtue of his being an Officeholder of the Company, for any of the following:

a.	Financial liability imposed and/or to be imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by a court.

b.	Reasonable litigation expenses, including attorneys’ fees, incurred and/or to be incurred by the Officeholder as a result of an investigation or proceedings instituted against such Officeholder by a competent authority, which investigation or proceedings have ended without the filing of an indictment and without the imposition of financial liability in lieu of criminal proceedings, or have ended without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings for an offense that does not require proof of criminal intent (mens rea).

c.	Reasonable litigation expenses, including attorneys’ fees, expended and/or to be incurred by an Officeholder and/or charged to him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of a crime which does not require proof of criminal intent (mens rea).

d.	Financial liability imposed and/or to be imposed on him in favor of an Injured Party, as defined in Section 52(54)(a)(1)(a) of the Securities Law.

e.	Expenses expended and/or to be incurred by an Officeholder in connection with such proceedings (as defined in such section) concerning him, including reasonable litigation expenses, including attorneys’ fees. “Proceedings” in this section are proceedings under Chapters 8’3, 8’4 or 9’1 of the Securities Law.

f.	Any other liability or expense for which it is and/or shall be permissible to indemnify an Officeholder under the law.

28.2.3.	Indemnification in advance - the Company may also undertake in advance to indemnify an Officeholder of the Company for a liability described in sub Article 28.2.2.A above, provided that such advance indemnification undertaking shall be limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations at the time of the granting of the indemnification undertaking and to an amount or by criteria determined by the Board of Directors to be reasonable in the given circumstances of the case and further provided, that in the indemnification undertaking the Company will detail events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time of granting the undertaking and the amount or criteria determined by the Board of Directors to be reasonable in the given circumstances. The Company may also undertake in advance to indemnify an Officeholder therein for such liabilities or expenses as set forth in sub Articles 28.2.2.B., 28.2.2.C., 28.2.2.D., and 28.2.2.E. above.

28.2.4.	Retroactive indemnification - the Company may indemnify any of its Officeholders retroactively, due to any indemnifiable liability or expense, as set forth in sub Article 28.2.2 above, imposed on the Officeholder as a result of an act which was performed by virtue of his being an Officeholder of the Company.

28.2.5.	It is clarified that with reference to sub Article 28.2 and all its sections, the definition of the term “Officeholder” is in accordance with the provisions of the Companies Law and the Securities Law as well as any other Law applicable to Officeholders during the discharge of their duties in the Company and/or a subsidiary and/or during their service on behalf of the Company and/or the subsidiary in a related company and/or another corporation in which the Company and/or the subsidiary directly or indirectly holds securities.

28.3.	Officeholders’ Insurance

The Company may insure the Officeholders of the Company to the maximum extent allowed under any law. Without derogating from the generality of the aforesaid, the Company may enter into an insurance contract for covering the liability of an Officeholder thereof due to a liability to be imposed on him due to an act performed by him in his capacity as an Officeholder thereof, and/or for expenses expended and/or to be incurred by the Officeholder in any of the following cases:

a.	Breach of the duty of care towards the Company or towards another person;

b.	Breach of a fiduciary duty towards the Company, provided that the Officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s interests;

c.	Financial liability imposed on him in favor of another person, including a financial liability towards an Injured Party, as set forth in Section 52(54)(a)(1)(a) of the Securities Law.

d.	Expenses expended and/or to be incurred by an Officeholder in connection with such proceedings set forth in sub Article 28.2.2.E above.

e.	Any other event for which it is and/or shall be permissible to insure the liability of an Officeholder under the law.

28.4.	The Company’s ability to exempt, insure, compensate and indemnify the directors and Officeholders of the Company, as described hereinabove, shall be given the broadest possible interpretation, in accordance with any laws and regulations.

29.	Financial Statements

The Company shall draw up financial statements for every year, which shall include a balance sheet for December 31 and a profit and loss statement for a period of one year ending on that day.

30.	Internal Auditor

30.1.	The Company’s Board of Directors shall appoint an Internal Auditor to the Company, on recommendation of the Audit Committee.

30.2.	The chairman of the Board of Directors or the General Manager shall be in charge, in terms of the organizational structure, of the Internal Auditor, as determined by the Board of Directors. Unless determined otherwise by the Board of Directors, the chairman of the Board of Directors shall be in charge, in terms of the organizational structure, of the Internal Auditor.

30.3.	The Internal Auditor shall submit for the approval of the Audit Committee and the Board of Directors, unless determined otherwise by the Board of Directors, a proposal for an annual or periodical work program and the Audit Committee and Board of Directors shall approve it with such amendments as they deem fit.

31.	Liquidation

31.1.	In any event of liquidation of the Company, whether voluntary or otherwise, then - unless otherwise explicitly provided in these Articles or in the terms of issue of any shares -

31.2.	The assets of the Company available for distribution among the shareholders shall be distributed among the shareholders, in proportion to their holdings in the Company, without regard to any premium paid for such shares.

31.3.	Subject to the provisions of any law, with the approval of the General Meeting, with a special majority, the liquidator may distribute the assets of the Company available for distribution, or any part thereof, in kind among the shareholders as well as deposit any asset of the surplus assets with a trustee to the credit of the shareholders as the liquidator, with the approval of the General Meeting, may deem fit. For the purpose of distributing the surplus assets in kind, the liquidator may determine the fair value of the distributable assets and decide how the distribution amongst the shareholders shall be executed, having regard for the rights attached to the various classes of shares of the Company which they own.

32.	Notices

32.1.	A notice under these Articles and/or any law will be delivered by the Company personally or sent by post by letter, Email, facsimile or by any other means of communication addressed to the shareholder at his address as registered in the Company’s Shareholders’ Register or by notice published in two daily newspapers appearing in Israel.

32.2.	A shareholder whose registered address is located outside of Israel may, from time to time, provide the Company in writing an address in Israel and such address shall be deemed to be his registered address within the meaning of the preceding Article. A shareholder shall not be entitled to receive notices in his registered address located outside of Israel.

32.3.	All notices concerning shares, to which persons are jointly entitled, shall be delivered to the joint holder whose name is registered first in the Shareholders’ Register and any notice so given shall be sufficient notice to all such shareholders.

32.4.	Any notice sent by letter through the post to an address in Israel shall be deemed to have been served within two days after the letter has been delivered for dispatch at the post office and in order to prove such delivery, it would be sufficient to prove that the proper address was written on the letter and that it was duly delivered to the post office. A written certificate signed by the secretary or director or any other employee of the Company that the proper address appeared on the letter and was delivered to the post office shall serve as conclusive evidence for such service. Any notice sent by facsimile or Email shall be deemed accepted on the day in which it was sent, if it bears, or a separate attached page bears, a transmission report generated by the facsimile machine.

32.5.	Notwithstanding the foregoing, notice of a General Meeting, may be delivered in the manner provided in the Companies Law, or in any other Regulation, and does not require a personal service upon each shareholder concerning the convening of the General Meeting.

32.6.	Any notice sent by post or facsimile to a shareholder or published in a newspaper as aforesaid, shall be deemed to have been duly delivered to the addressee - notwithstanding the death of the shareholder - and it makes no difference whether the Company was aware of such death or not - with respect to all the registered shares, whether such shares were held by that shareholder separately or jointly with others, until another person is registered as owner or joint owner of the shares in his/their stead and such service shall be deemed, for all intents and purposes under these Articles, as sufficient delivery of the notice to his personal representative and to all such persons jointly interested with him in such shares.